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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                               Amendment No. 2 to
                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     Of the Securities Exchange Act of 1934
                             --------------------

                              CELLSTAR CORPORATION
                       (Name of Subject Company (issuer))

                          CELLSTAR CORPORATION (ISSUER)
                             (Name of Filing Person)

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)

                                    150925AC9
                                    150925AB1
                                    150925AA3
                                    U12623AA9
                     (CUSIP Numbers of Class of Securities)

                              ELAINE FLUD RODRIGUEZ
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              CELLSTAR CORPORATION
                              1730 BRIERCROFT COURT
                             CARROLLTON, TEXAS 75006
                                 (972) 466-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                              WILLIAM R. HAYS, III
                              HAYNES AND BOONE, LLP
                           901 MAIN STREET, SUITE 3100
                               DALLAS, TEXAS 75202
                                 (214) 651-5000

                        Calculation of Filing Fee
------------------------------------- ------------------------------------
         Transaction valuation                Amount of filing fee
------------------------------------- ------------------------------------
(1)                                   (2)
$93,750,000                           $18,750
------------------------------------- ------------------------------------

------------------------------------
(1) Pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, this amount is the market value as of January 11, 2002, of the maximum amount of 5% Convertible Subordinated Notes due 2002 that may be received by the Registrant from tendering holders in the exchange offer.

(2) This amount, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the transaction. Part of the registration fee was previously paid in connection with the Registrant's Registration Statement on Form S-4 filed September 4, 2001.


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|X|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $18,063
                         ----------------------------------------------
Form or Registration No.:    Form S-4 (File No. 333-68892)
                           --------------------------------------------
Filing Party:      CellStar Corporation
               --------------------------------------------------------
Date Filed:      September 4, 2001
             ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO (the "Schedule TO"), as amended through the date hereof, filed initially with the Securities and Exchange Commission on January 14, 2002 by CellStar Corporation, a Delaware corporation (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") approximately (i) $366.67 in cash and (ii) at the holder's election, one of the following options: (a) $400.94 principal amount of 12% Senior Subordinated Notes due February 2007 (the "Senior Notes"), or (b) $320.75 principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes"), or (c) $400.94 principal amount of Senior Convertible Notes for each $1,000 principal amount of currently outstanding 5% Convertible Subordinated Notes due 2002 (CUSIP Nos. 150925AC9, 150925AB1, 150925AA3, and U12623AA9) (the
"Existing Subordinated Notes"). The Exchange Offer was open to all holders of the Existing Subordinated Notes and was upon the terms and subject to the conditions set forth in the Company's Registration Statement on Form S-4 (File No. 333-68892), originally filed with the Securities and Exchange Commission on September 4, 2001, as amended (as so amended, the "Registration Statement").

     The information contained in the Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in response to some of the items required in this Schedule TO. Capitalized terms used, and not otherwise defined herein, have the meanings assigned thereto in the Schedule TO.

Item 11. ADDITIONAL INFORMATION.

     Item 11(b) of the Schedule TO, which incorporated by reference the information contained in the Registration Statement, is hereby amended by adding thereto the following:

     In addition, the Exchange Offer expired at 5:00 p.m. New York City time, on Tuesday, February 12, 2002. The closing of the Exchange Offer occurred on Wednesday, February 20, 2002. Pursuant to the Exchange Offer and based upon a report from the exchange agent for the Exchange Offer, the Company accepted for exchange $128,616,000, or 85.7%, of the outstanding Existing Subordinated Notes. All of the Existing Subordinated Notes accepted for exchange were validly tendered and not properly withdrawn. The Company determined that this level of participation was sufficient to conclude the Exchange Offer. In exchange for the tendered Existing Subordinated Notes, the Company issued an aggregate of approximately $12.4 million principal amount of Senior Notes and approximately $39.1 million principal amount of Senior Convertible Notes. The Company also paid approximately $47.2 million in cash as partial consideration for the Senior Notes and the Senior Convertible Notes tendered.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2002             By: /s/ Elaine Flud Rodriguez
                                    -------------------------------------------
                                    Elaine Flud Rodriguez

                                    Senior Vice President, General Counsel and
                                    Secretary


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